Harbinger Group Inc.
450 Park Avenue, 30th Floor
New York, NY 10022

January 28, 2014

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C.  20549

Harbinger Group Inc.
Registration Statement on Form S-3 (File No. 333-192779)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Harbinger Group Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) be accelerated to January 30, 2014 at 4:00 p.m. Eastern time or as soon thereafter as may be practicable.

The Registrant hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions

Securities and Exchange Commission	2

regarding the foregoing, please contact Raphael M. Russo at (212) 373-3309 or Youjung Park at (212) 373-3976 of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Sincerely,

Harbinger Group Inc.

By:	/s/ Ehsan Zargar
	Name:	Ehsan Zargar
	Title:	Senior Vice President, Deputy General Counsel & Corporate Secretary

cc:	Raphael M. Russo, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP